WILLIAM C. RODRUAN
INTERIM CHIEF FINANCIAL OFFICER

PHONE: (717) 396-4620
FAX: (717) 396-6128
E-MAIL: wcrodruan@armstrong.com
January 13, 2010
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4631

RE:	Armstrong World Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,
June 30, 2009 and September 30, 2009
Schedule 14A Filed on April 27, 2009
File No. 1-2116
Dear Mr. O’Brien:
We acknowledge receipt of your review comments letter dated December 17, 2009. For your convenience in reviewing our response, we have repeated each comment in italics and presented our response thereto.
Form 10-K for the Fiscal Year Ended December 31, 2008
General
1.	We note that the cover of your annual report discloses that the report does not incorporate by reference any documents. However, we note that most of the disclosures in Part III of the report have been incorporated by reference from your definitive proxy statement filed in connection with your annual meeting of shareholders. In future filings please ensure that the cover of your annual report accurately identified any filing from which you are incorporating information by reference.

Mr. Terence O’Brien	January 13, 2010
Armstrong Response
In future filings, we will ensure that the cover of our annual report accurately identifies any filing(s) from which we are incorporating information by reference.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Critical Accounting Estimates, page 26
U.S. Pension Credit and Postretirement Benefit Costs, page 21 (should be page 26)
2.	We note that:
•	Your annualized return on plan assets over the last 10 years was 4.3%
•	Your average expected return was 8.5%
•	The expected long-term rate of return for 2008 and 2009 is 8%
•	Approximately 47% of your plan assets are invested in domestic and international equities.
In future filings please provide more detailed discussions about your expected long-term rate of return considering your long-term and recent actual returns and the composition of your plan assets. Your discussion should address the impact that the current economic market environment has had and may have on your assumptions used. Your disclosures should also address the potential impact to your defined pension plans funded status and additional funding obligations you may have. Please provide us with the disclosures you intend to include in future filings.
Armstrong Response
While we did experience unfavorable returns in 2008, we expect to achieve a long-term rate of return of 8%. The expected asset return assumption is a long-term view; therefore, we do not expect to see frequent changes from year to year based on positive or negative actual performance in a single year. Although our average return over the past 10 years ending in 2008 was 4.3%, the 10-year return ending in 2007 was 8.2%. During the past 10 years, our returns exceeded 8% in five of the ten years. Our assumption has remained at 8% since 2003.
To determine that an 8% expected rate of return was appropriate for our United States plan assets for 2008, we performed the following analysis. Our target plan asset allocation was approximately 41% in domestic equities, 22% in international equity, 5% in high yield bonds, 25% in long duration bonds and 7% in real estate. We utilize the target plan asset allocation versus the current plan asset allocation when determining the expected rate of return since we periodically rebalance our portfolio. We estimated a range of expected rates of return for this target portfolio by utilizing information from several investment managers and investment management consultants. The consensus passive management forecasts of annualized 10-20 year returns for each asset class are shown in the table below. Applying these returns to our target asset allocation resulted in a weighted average asset return expectation of 7.57%. We then added a per annum expected return for active management (based on information provided by a third party investment management consultant). We then deducted estimated investment management fees and expenses. All of these inputs resulted in an expected return on assets of 8.09%. We have historically rounded to the nearest 25 basis points, which resulted in our expected return on assets for 2008 of 8%.

Mr. Terence O’Brien	January 13, 2010
For 2009, we calculated our expected return on assets in a similar manner. See table below for detailed calculations for both years:

			Contribution
	Target	Forecasted	to Expected
	Allocation	Return	Return
2008
Domestic equities	41%	8.29%	3.40%
International equity	22%	8.67%	1.91%
High yield bonds	5%	7.05%	0.35%
Long duration bonds	25%	5.81%	1.45%
Real estate	7%	6.59%	0.46%

Average expected return	100%		7.57%
Expected return for active management			0.98%
Fees and expenses			(0.46%)

Calculated expected return			8.09%
Rounded expected return			8.00%

2009
Domestic equities	41%	8.59%	3.52%
International equity	22%	8.75%	1.92%
High yield bonds	5%	8.46%	0.42%
Long duration bonds	25%	5.80%	1.45%
Real estate	7%	6.68%	0.47%

Average expected return	100%		7.79%
Expected return for active management			0.70%
Fees and expenses			(0.48%)

Calculated expected return			8.01%
Rounded expected return			8.00%
Although our plan was slightly underfunded on a U.S. GAAP basis as of December 31, 2008, the plan remained overfunded for purposes of calculating required contributions. We therefore do not expect the decrease in plan assets to lead to significant pension funding contributions over the next few years.

Mr. Terence O’Brien	January 13, 2010
We will enhance our future Critical Accounting Estimates disclosures with further details of our process to calculate the expected rate of return on our plan assets. To illustrate for the purpose of this response, we have provided marked language from our 2008 10-K below (the changes from our previous disclosure are shown in bold and strikethrough), and we will provide similar disclosure in future filings:
We have two U.S. defined benefit pension plans, a qualified funded plan and a nonqualified unfunded plan. For the qualified funded plan, the expected long-term return on plan assets represents a long-term view of the future estimated investment return on plan assets. This estimate is determined based on the target allocation of plan assets among asset classes and input from investment professionals on the expected performance of the asset classes ~~equity and bond markets~~ over 10 to 20 years. An incremental component is added for the expected return from active management based both on the plan’s experience and on historical information obtained from the plan’s investment consultants. These forecasted gross returns are reduced by estimated management fees and expenses, yielding a long-term rate of return of 8% per annum. The expected asset return assumption is based upon a long-term view; therefore, we do not expect to see frequent changes from year to year based on positive or negative actual performance in a single year. Over the 10 year period ended December 31, 2008, ~~last 10 years~~ the annualized return was approximately 4.3% compared to an average expected return of 8.5%. The actual return on plan assets achieved for 2008 was (23.9%). In accordance with GAAP, this deficit will be amortized into earnings as described below.
Although our qualified funded plan was underfunded on a GAAP basis as of December 31, 2008, the plan remained overfunded for purposes of calculating required contributions. We do not expect the decrease in plan assets in 2008 to lead to significant pension funding contributions over the next few years. ~~We do not expect to make cash contributions to the qualified funded plan during 2009.~~
The expected long-term return on plan assets used in determining our 2008 U.S. pension credit was 8~~.00~~%. We have assumed a return on plan assets during 2009 of 8~~.0~~%. The 2009 expected return on assets was calculated in a manner consistent with 2008. A one-quarter percentage point increase or decrease in this assumption would increase or decrease 2009 operating income by approximately $5.3 million. Contributions to the unfunded plan were $3.2 million in 2008 and were made on a monthly basis to fund benefit payments. We estimate the contributions to be approximately $3.3 million in 2009. See Note 19 to the Consolidated Financial Statements for more details.
Impairment of Long-Lived Tangible and Intangible Assets, page 28
3.	We note you recognized a significant impairment charge for the Wood Flooring trademarks in 2008. Your Resilient Flooring, Wood Flooring, and Cabinets segments also had operating losses in 2008. The Cabinets segment recognized operating losses during the nine-months ended September 30, 2009, with the Resilient Flooring and Wood Flooring reporting near breakeven results during the same period.
In future filings please provide the following additional disclosures to the extent applicable:
•	The remaining carrying value of the Wood Flooring trademarks as of the most recent balance sheet date.
•	The carrying value of the assets tested for impairment as of the most recent testing date by asset group, including disclosure as to whether the business unit/asset group has generated negative cash flows during the most recently completed fiscal year and/or subsequent interim periods. This disclosure should include the carrying value of the European resilient flooring business’ assets that were tested for impairment during fiscal year 2009. Disclose any other assets groups that were tested during fiscal year 2009.

Mr. Terence O’Brien	January 13, 2010
•	For those business units/asset groups tested for impairment and a charge was not recognized, please disclose the percentage by which undiscounted cash flows and/or estimated fair value exceeded the carrying value by business unit/asset group to the extent that undiscounted cash flows and/or estimated fair value are not materially different from the carrying value.
•	Please also provide investors with a discussion about the material uncertainties that could lead to material impairment charges for each group of assets that are at-risk for impairment.
Please provide us with the disclosures you intend to include in future filings.
Armstrong Response
We will disclose the remaining carrying value of the Wood Flooring trademarks in future filings as requested. For tangible assets, we believe that we meet the US GAAP disclosure requirements with the updated disclosures below. We do not believe it is required to disclose the specific carrying values of asset groups tested for impairment when the related undiscounted cash flows and/or fair value significantly exceed the carrying value. In addition, we believe there is competitive harm if we provide this information in our 10-Q and 10-K filings. However, we could provide this information directly to the SEC staff on a confidential basis.
To illustrate for the purpose of this response, we have provided marked language to page 28 of our 2008 10-K below (the changes from our previous disclosure are shown in bold), and we will provide similar disclosure in future filings:
During the fourth quarter of 2008, we recorded a non-cash impairment charge of $25.4 million to reduce the carrying amount of our Wood Flooring trademarks to their estimated fair value based on the results of our annual impairment test. The fair value was negatively affected by lower expected future cash flows due to the decline in the U.S. residential housing market. The remaining carrying value of the Wood Flooring trademarks was $83.1 million at December 31, 2008. Material uncertainties that could lead to future material impairment charges for Wood Flooring intangible assets include significant declines in residential U.S. housing starts and renovation activity below our expectations. We have assumed depressed market activity in 2010 but anticipate future recovery starting in 2011.
We conduct impairment tests for tangible assets and amortizable intangible assets when indicators of impairment exist. We conduct our annual impairment test for non-amortizable intangible assets during the fourth quarter, although we conduct interim impairment tests if events or circumstances indicate the asset might be impaired. Based upon events throughout the nine months ended September 30, 2009, we tested the following asset groups for impairment: Resilient Tile — Americas, Building Products-Americas, Building Products — Europe, Cabinets and European Resilient Flooring — Commercial Sheet.
Based upon the impairment testing, the carrying value of the tangible assets for each of these assets groups was determined to be recoverable; the related undiscounted cash flows and/or fair value significantly exceeded the carrying value of assets.

Mr. Terence O’Brien	January 13, 2010
The European Resilient Flooring — Commercial Sheet asset group had operating losses and negative cash flows for the first nine months of 2009. We have assumed further short-term declines in this market in 2010 but anticipate future recovery starting in 2011. The carrying value of the related tangible assets was $53.9 million as of September 30, 2009. Material uncertainties that could lead to a future material impairment charge include the level of European commercial construction and renovation activity.
We cannot predict the occurrence of certain events that might lead to material impairment charges in the future. Such events may include, but are not limited to, the impact of economic environments, particularly related to the commercial and residential construction industries, material adverse changes in relationships with significant customers, or strategic decisions made in response to economic and competitive conditions.
Item 15. Exhibits and Financial Statement Schedules, page 115
4.	We note that you do not appear to have publically filed all of the schedules and exhibits to your credit agreement listed as Exhibit 10.10. Please file the complete form of your credit agreement, as amended to date, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.
Armstrong Response
We will file the complete form of our credit agreement, as amended to date, including all of its schedules and exhibits with our next periodic filing, our 2009 Annual Report on Form 10-K.
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Note 2. Segment Results, page 12
5.	We note you tested your European resilient flooring business’ assets for impairment during fiscal year 2009 and while the estimated undiscounted cash flows were less than the carrying value of these assets, the estimated fair value exceeded the carrying value of these assets. In future filings please provide investors with a more detailed explanation about how management estimated the fair value of these assets, and include a discussion about the material inputs used to estimate the fair value. Clarify what inputs were based on quoted market prices, observable market data, and unobservable inputs. Please note that this disclosure should either be included in your footnote disclosure or within MD&A. Please provide us with the disclosure you intend to include in future filings.

Mr. Terence O’Brien	January 13, 2010
Armstrong Response
Please see our response to Comment #3 for some information on the 2009 impairment test of European resilient flooring. The estimates of fair values were determined by management estimates and third party valuation specialists. In addition, we have provided updated language from our third quarter 2009 10-Q below (the changes from our previous disclosure are shown in bold), and we will provide similar disclosure in future filings:
Impairment testing of our tangible assets occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The European resilient flooring business has incurred operating losses and negative cash flows for several years, with recent performance impacted by deteriorating market conditions. In 2009 we conducted our annual strategic planning process and now expect this negative performance will continue for some time.
Such circumstances are an indication of impairment; as such we compared the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by these assets. The assumptions underlying cash flow projections represent management’s best estimates at the time of the impairment review.
Because the projected undiscounted cash flows are not sufficient to recover the net book value of the long lived assets, the amount of impairment loss, if any, to be recognized is then measured by comparing the asset group’s carrying amount to its fair value.
The fair values were determined by management estimates of market prices and independent valuations of the land and building assets based on observable market data. This data includes recent sales and leases of comparable properties with similar characteristics within the same local real estate market (considered Level 2 inputs in the fair value hierarchy as described in Note 12). Fair value estimates indicated that there was no impairment.
Item 4. Controls and Procedures, page 43
6.	We note your disclosure that your “disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” However, your disclosure does not refer to the full definition of “disclosure controls and procedures,” as defined in Rule 13a-15(e) of the Exchange Act. Please confirm to us that your disclosure controls and procedures are effective insofar as they are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, in future filings please either use the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without setting forth the definition.
Armstrong Response
We confirm that our disclosure controls and procedures are effective insofar as they are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
In future filings, we will use the full definition of disclosure controls and procedures.

Mr. Terence O’Brien	January 13, 2010
Schedule 14A Filed on April 27, 2009
Compensation Discussion and Analysis, page 19
7.	We note your disclosure that in setting and reviewing compensation for your named executive officers you use “benchmark guidelines based on a number of national compensation surveys and on the pay and benefit practices of comparable companies.” This process appears to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. With a view towards future disclosure, please tell us what impact the survey data had on your compensation decisions for 2008. In doing so, please clarify the extent to which your compensation decisions are derived from or based on a comparison to peer companies, being sure to identify the peer companies by name, or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent any specific elements of compensation are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fell with respect to the benchmark, and to the extent that actual compensation deviated from the benchmark, please provide an explanation of the reasons for this deviation. In this regard, we note your existing disclosure on page 25 concerning Mr. Lockhart’s compensation; you do not need to address this disclosure in your response. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.
Armstrong Response
When determining targeted cash compensation, we use as a benchmark the 50th percentile of the market adjusted for company size based upon revenue. Typically, top management receives between 100 and 110 percent of this benchmark.
The principal sources of market data are Hewitt Total Compensation Measurement and Towers Perrin Executive Compensation Database. We based our 2008 analysis on $3.5 billion sales revenue except for the CEO of AFP North America, which was benchmarked using $1.7 billion sales revenue. The 2007 benchmark data was aged 3% to adjust for the one-year lag when applied to the 2008 data; approximately 140 incumbents were included in the benchmark. The company moved salary structures for 3 of the 5 Named Executive Officers’ positions to more closely align with the benchmark.
Executive Officer — 2008 Salary Structure Analysis

	Base Salary		Total Targeted	Benchmark Total		Revised Total
	Midpoint	Target	Cash	Targeted Cash	% Structure	Targeted Cash
Position	($K)	Bonus	($K)	($K)	Movement	($K)
Executive Vice President & CEO, Armstrong Building Products	$546.0	70%	$928.2	$969.4	0%	No Change
Senior Vice President and Chief Financial Officer	$450.0	65%	$742.5	$761.9	2.2%	$759.0
Executive Vice President & CEO, North American Floor Operations (1)	$375.0	70%	$637.5	$762.5	20.0%	$765.0
Senior Vice President & General Counsel	$366.0	50%	$549.0	$563.8	0%	No Change
Senior Vice President, Human Resources	$300.0	50%	$450.0	$494.0	10.0%	$495.0

(1)	Beginning in 2008, this position was benchmarked to the average of 3rd and 4th highest paid executive; target bonus increased from 60% to 70% effective April 1, 2008 to reflect expanded role as an Executive Vice President

Mr. Terence O’Brien	January 13, 2010
As noted on page 20 of the Compensation Discussion and Analysis, the Management Development & Compensation Committee (“the Committee”) evaluates Named Executive Officers’ base salaries every year. An executive’s salary is compared to the base salary midpoint. The Committee also considers the executive’s prior year performance including the performance of the executive’s business unit or functional area, safety, people development, teamwork, productivity, quality, and diversity. In 2008, this evaluation resulted in the following base pay changes:
Named Executive Officers — 2008 Base Salary Increases

		New Annualized Base
Named Executive Officer	Base Salary % Increase	Salary
S. J. Senkowski (retired effective April 1, 2009) Executive Vice President & CEO, Armstrong Building Products	0%	No change
F. N. Grasberger Senior Vice President and Chief Financial Officer	3.1%	$500,000
F. J. Ready Executive Vice President & CEO, North American Floor Operations	13.4%	$450,000
J. N. Rigas (retired effective August 1, 2008) Senior Vice President & General Counsel	0%	No change
D. A. McCunniff Senior Vice President, Human Resources	3.0%	$360,500
The 2009 salary structures for all salaried positions were unchanged, including senior management. The Committee determined that none of the Named Executive Officers, including Mr. Lockhart, would receive an increase in base pay due to difficult global business conditions.
Annual Bonus, page 20
8.	We note that you have not disclosed the 2008 operating income targets for your business units. We further note your disclosure on page 21 that these targets “are generally equal to the annual budget and not easily attained” as well as your disclosure on page 22 about the number of business units that met or exceeded the 80% threshold. In future filings, if you do not disclose business unit targets, please provide more meaningful disclosure about how difficult you believe it would be for the undisclosed targets to be achieved. A statement that the targets are “not easily attained” is insufficient absent more detailed information. You should provide support for the level of difficulty you assert, which could include, for example, a discussion of the correlation between historical and future achievement of the relevant performance metric.

Mr. Terence O’Brien	January 13, 2010
Armstrong Response

We establish performance criteria based on the operating income targets tied to our annual budget and linked to the strategic plan. The attainment of these targets directly corresponds to the degree of difficulty built into the annual budget. The budget process includes a detailed review of the company’s recent performance, residential and commercial construction activity, Gross Domestic Product (GDP) indicators, interest rates, peer companies’ performance, and strategic initiatives for the year. Budgets are reviewed by senior management, including the CEO, and the Board of Directors.
We note on page 21 of the Compensation Discussion and Analysis that the bonuses of the executive officers are determined by comparing corporate financial results to the target, except for Mr. Ready whose bonus payment is based 30% on corporate results and 70% on business unit results. The table below shows the relationship between financial target achievement, expected payment percentages, and maximum payment percentages. (See our response to Comment #9 for further details on the expected vs. maximum payment percentages.)
2008 Management Achievement Plan Payment Schedule

% Achievement of	Expected Payment as %	Maximum Payment as a
Financial Target	of Target Bonus	% of Target Bonus
Less than 80%	0%	0%
80%	50%	70%
85%	70%	90%
90%	90%	110%
100%	100%	120%
110%	110%	130%
120%	120%	140%
140%	140%	160%
160%	160%	180%
180%	180%	200%
200%	200%	200%
In reference to our statement on page 22 of the Compensation Discussion and Analysis, in which seven of ten business units’ financial results met or exceeded the 80% threshold, we have included the three-year payment history by business unit. The information details the year-over-year volatility in achieving targets, and highlights that none of the business units reached 100% payment in 2008.

Mr. Terence O’Brien	January 13, 2010
Payment History by Business Unit

Business Unit	2006	2007	2008
Corporate /Consolidated	115%	109%	56%
Worldwide ABP	114%	109%	92%
ABP Americas	118%	108%	93%
ABP Europe	102%	113%	87%
AFP Americas	100%	110%	17%
AFP Europe	129%	126%	17%
Total Asia	117%	109%	94%
ABP Asia	114%	105%	98%
AFP Asia	125%	114%	85%
Cabinets	101%	33%	17%
9.	We note your disclosure on page 22 that “participants are advised to expect a bonus payment twenty percentage points below the maximum payment schedule.” With a view towards future disclosure, please tell us why this advice is given and what purpose it and any underlying policy serve.
Armstrong Response

In accordance with Section 162(m) of the Internal Revenue Service Revenue Ruling 2008-13, the Committee approves the maximum potential payment achievement factor. The Committee also approves an expected payout achievement factor. As noted on page 22 of the Compensation Discussion and Analysis, the Committee may apply negative discretion based on individual performance, the company’s performance compared to competitors, external business conditions, and the achievement of strategic goals. Participants are told to plan on the expected payment achievement which is 20% percentage points below the maximum payment schedule. The expected payment corresponds to the business units’ actual achievement. For 2008, Mr. Ready was the only Named Executive Officer who received the maximum payment; the Committee’s rationale is explained in our response to Comment #10.
10.	We note your disclosure on page 22 that “Messrs. Senkowski, Grasberger, and McCunniff received bonus payments twenty percentage points below the maximum payment schedule. Mr. Ready’s bonus was paid at the maximum.” With a view towards future disclosure, please provide us with an expanded analysis of how you determined and why you made bonus payments at these levels. Please provide a detailed quantitative and qualitative analysis of the factors you considered in making the awards for each officer.

Mr. Terence O’Brien	January 13, 2010
Armstrong Response

Mr. Senkowski was measured 70% on ABP Worldwide results and 30% corporate results, for a 2008 achievement factor of 92%. Messrs. Grasberger and McCunniff were measured 100% on corporate results, for which the 2008 achievement factor was 56%. Mr. Ready was measured 70% on AFP Americas results and 30% corporate results, for a 2008 achievement factor of 17%.
The Committee reviewed and approved Mr. Lockhart’s recommendation to pay Messrs. Senkowski, Grasberger, and McCunniff 20 percentage points below the maximum payment. Mr. Lockhart evaluated their individual 2008 accomplishments against planned objectives. His recommendation was based on their individual performance in relationship to the company’s overall performance.
The Committee reviewed and approved Mr. Lockhart’s recommendation to pay Mr. Ready at the maximum payment of 23%. The North American flooring business managed by Mr. Ready performed well relative to competitors under adverse market conditions. Also, the business performed better than budget in expense management, and manufacturing productivity.
Long-Term Incentives, page 22
11.	With a view towards future disclosure, please provide us with a materially complete analysis of how you determined the number of shares underlying the stock option and performance restricted stock awards received by Messrs. Lockhart and Grasberger in 2008 (including Mr. Grasberger’s retention award). Please provide a detailed quantitative and qualitative analysis of the factors you considered in determining the form and magnitude of the awards for each officer.
Armstrong Response

Messrs. Lockhart and Grasberger received 2008 Long Term Incentive grants to comply with their employment agreements. The other Named Executive Officers did not have employment agreements and were advised not to expect an LTI grant until 2009 due to the size of their Emergence Equity Awards.
As noted on page 25 of the Compensation Discussion and Analysis, the value of Mr. Lockhart’s annual long-term incentive grant is $3,308,000, which represents 150% of his base salary plus target bonus. The long-term incentive award consists of 40% stock options and 60% three-year performance restricted share grants. The value of the awards is determined by applying a Black-Scholes assumption for the stock options and market value of Armstrong’s common stock on the grant date for the performance restricted shares. The value of the nonstatutory stock option grant is $1,323,000. The number of stock options is calculated by dividing the present value of each vesting tranche by the Black-Scholes value for the grant. The following inputs were used to calculate the Black-Scholes valuation factor for Mr. Lockhart’s February 25, 2008 grant.

Mr. Terence O’Brien	January 13, 2010

	Stock Option Vesting Period
	1 Year	2 Years	3 Years	Total
Present Value of Grant	$441K	$441K	$441K	$1,323K
Exercise Price	Closing price of AWI common stock on February 25, 2008
Assumed Years to Exercise [1]	5.5	6.0	6.5
Volatility [2]	28.95%	29.67%	30.66%
Risk Free Interest Rate [3]	3.022%	3.148%	3.278%
Dividend Rate	0.0%	0.0%	0.0%
Black-Scholes Valuation Factor	32.85%	35.31%	37.98%

[1]	Simplified method under SEC Staff Accounting Bulletin 107 using the midpoint of the vesting period and the 10-year life of the stock option

[2]	Based on average actual volatilities of a peer group as of 1/31/08. The peer group consists of American Woodmark, Black & Decker, Leggett & Platt, Masco, Mohawk, Stanley Works and Weyerhauser.

[3]	Based on 1/31/08 actual rates
The value of the three-year performance restricted share grants is $1,985,000. In 2008, the number of performance shares granted was calculated by dividing this amount by the closing price of Armstrong common stock on February 25, 2008, or $34.00. As noted in footnote #2 on the Grants of Plan-Based Awards table, Mr. Lockhart received 58,390 performance restricted shares.
The Committee established performance targets on the basis of Armstrong’s three-year cumulative financial results weighted 50% on normalized earnings before interest, tax, depreciation, and amortization (EBITDA), and 50% on free cash flow. The specific targets corresponded to the Company’s 2008 budget, and 2009 and 2010 projections.
The Committee approved the payout schedule for Mr. Lockhart’s performance share grant. The maximum payout is capped at 150% of the number of performance restricted shares granted. The Committee reviewed a Hewitt survey to assess the maximum payout threshold. According to the survey, 150% maximum payout was the second most common maximum payout as reported by 30% of the companies; 36% of the respondents reported a maximum payout of 200%.
The Committee approved a restricted stock grant for Mr. Grasberger having a value of $873,018 which was 180% of his base salary in effect at the time of his grant. This grant was a condition of his employment agreement. Additional details of the grant are included in footnote #3 of the Grants of Plan-Based Awards on page 30 of the Compensation Discussion and Analysis.

Mr. Terence O’Brien	January 13, 2010
On April 27, 2008, the Committee approved a special grant of 20,000 stock options to Mr. Grasberger for retention purposes. The Black-Scholes value of this grant was $273,105 which was 55% of his base salary. At the time of grant, Mr. Grasberger played a key leadership role in the Company’s twelve-month review of strategic alternatives.
Summary Compensation Table, page 28
12.	We note in footnote one that you have chosen to provide the required assumptions by reference to your consolidated financial statements. In future filings, if you chose this approach, please specify where in your consolidated financial statements the assumptions are located (e.g., in note 25 of your consolidated financial statements).
Armstrong Response

In future proxy filings, we will provide the location of the FAS 123R assumptions contained in the consolidated financial statements. For the 2009 proxy filing, the FAS 123R assumptions were found in note 25 of the consolidated financial statements.
Compensation of Directors, page 43
13.	In future filings, please disclose the progress of your directors towards satisfying your share ownership requirements.
Armstrong Response

We will revise our Compensation of Directors disclosure in future filings, beginning with our Schedule 14A to be filed in 2010, to disclose the progress of our directors in satisfying our share ownership requirements.
* * * *
In connection with our response to your comments, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments, or changes to our disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filling; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or would like further clarification, please feel free to contact me at (717) 396-4620.

Mr. Terence O’Brien	January 13, 2010

Sincerely,
/s/ William C. Rodruan
William C. Rodruan
Interim Chief Financial Officer